Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 23, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub: Intimation regarding Board Meeting

Dear Sir/Madam,

Pursuant to Regulation 29 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Wednesday, May 10, 2023, inter alia, to consider and approve the Audited Standalone and Consolidated Financial Results of the Company for the quarter and financial year ending on March 31, 2023, and to recommend dividend, if any, for the financial year 2022-23.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company will be closed from March 25, 2023, to May 12, 2023 (both days inclusive).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh

K Randhir Singh

Company Secretary, Compliance Officer and Head CSR